Filed by Stratos Lightwave, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 0-30869

Subject Company: Stratos Lightwave, Inc.

This communication is not a solicitation of a proxy from any security holder of Stratos Lightwave, Inc. or Sterling Holding Company, and Stratos Lightwave, Inc. will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Sterling Holding Company with a subsidiary of Stratos Lightwave, Inc. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Stratos Lightwave, Inc. will be available free of charge from Stratos Investor Relations, 7444 W. Wilson Avenue, Chicago, Illinois 60706-4549.

Stratos Lightwave, Inc. and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Stratos Lightwave, Inc. and Sterling Holding Company in connection with the merger. Information about the directors and executive officers of Stratos Lightwave, Inc. and their ownership of Stratos Lightwave, Inc. stock is set forth in the proxy statement for Stratos Lightwave, Inc.’s 2002 annual meeting of stockholders. The number of shares of Stratos Lightwave, Inc. common stock beneficially owned (including stock options exercisable within 60 days) as of July 8, 2003 by each of our directors and executive officers is as follows: James W. McGinley, 275,611; David A. Slack, 23,119; Robert Scharf, 15,720; Richard Durrant, 16,144; Charles Daniel Nelsen, 2,916; Michael P. Galvin, 4,031; Brian J. Jackman, 3,031; Edward O’Connell, 2,581. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when its becomes available.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL OF STRATOS LIGHTWAVE, INC. AND STERLING HOLDING COMPANY ON MONDAY, JULY 7, 2003:

Operator:	Good afternoon. My name is (Katina), and I will be your conference facilitator today.

At this time, I would like to welcome everyone to a Stratos Lightwave announcing a definitive agreement to acquire Sterling Holding. All lines have been placed on mute to prevent any background noise.

After the speaker’s remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad.

If you would like to withdraw your question, press the pound key. Thank you, Mr. McGinley; you may begin your conference.

Jim McGinley:	Thank you. Good afternoon everyone. I’m Jim McGinley and welcome to a Stratos Lightwave Conference Call. With me today is David Slack, Executive Vice President of Finance and Chief Financial Officer.

Information on this call contains predictions, estimates, and other forward-looking statements regarding anticipated revenue growth, customer orders, manufacturing capacity, and financial performance.

All forward-looking statements on this call are based on information available to the company as a state of here of. And, we assume no obligation to update any such forward-looking statements.

Forward-looking statements are subject to risks and uncertainties and actual results may differ materially from any future performance suggested. These factors include rapid technological change in the optical communications industry, fluctuations in operating results, the company’s dependence on a few large customers, and competition.

Other risk factors that may affect the company’s performance are listed in the company’s annual report on Form 10-K and other reports filed from time to time with the Securities and Exchange Commission.

Information provided on this call is not a solicitation of a proxy from any security holder of Stratos Lightwave or Sterling Holding. And, Stratos will be filing with the Securities and Exchange Commission a joint proxy statement prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Sterling with its subsidiary of Stratos.

We urge investors to read the joint proxy statement prospectus and any other relevant documents we file with the SEC. They will contain important information. Investors will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov.

In addition, documents filed with the SEC by Stratos will be available free of charge from Stratos Investor Relations. Okay, now that we’re through that—last week, Wednesday, July 2, we announced the signing of a definitive agreement to acquire Sterling Holding Company, a privately held company that designs and manufactures best in class RF and Microwave products via it’s two operating units, Trompeter Electronics and Semflex.

We are particularly excited about this transaction for a variety of reasons. Firstly, it allows Stratos to further penetrate its new target markets, such as military, aerospace, and broadcast video.

It will provide excellent customer fit, which compliments Stratos’ current active and passive optical subsystems business. Three, it will maintain Stratos’ cash position and enhances our cash flow. Sterling has a long history of positive earnings.

Four, it will not delay Stratos’ current cause savings and integration plan. And, finally, it adds a management team with a culture of profitability and a focus on customer driven technology needs and service levels.

Trompeter and Semflex are industry leaders in enabling high band with copper connections and transmission lines through its coaxial wire line technology.

Their high bandwidth and high reliability copper interconnects are complementary to Stratos. Sterling provides industry-leading products to leading communication companies, as well as leading military, aerospace, and broadcast video customers.

In the communications sector, Sterling customers include both carriers and OEM’s, such as Verizon, Bell South, SBC Ameritech, Telmex, Nortel, Lucent, Tellabs, among others.

The majority of the applications involve central office wiring centers where signal integrity and performance are of utmost importance. Trompeter providers RF connectors, digital cross connect adaptors, and point of termination devices.

In the military and aerospace markets, both Semflex and Trompeter provide high frequency interconnects for a number of demanding applications including phase ray radar systems for important customers including Lockheed Martin, Boeing, and Northrop.

In addition to Telecom and military, Trompeter provides interconnect solutions to the broadcast video market. The company has developed a line of broadcast specific products that enable HDTV video signal transmission via coaxial cables in television stations, as well as in coast production facilities.

Typical customers in this space are major television networks, such as CBS and major video equipment suppliers like Leach. Overall, Trompeter and Semflex market their products to more than 3,000 customers today with no 10% customers.

Trompeter and Semflex have developed a best in class reputation for excellence through their high caliber management team. Trompeter and Semflex have developed great brand names over the years through their long-term customer relationships.

For example, in the most recent customer survey of the U.S. connector industry, Sterling ranked Number 3 overall for customer satisfaction. Sterling has been profitable for the past 10 years.

During the past two years, Sterling’s business has been adversely affected by the drop in telecom equipment spending. But, Sterling has remained profitable in spite of the industry turmoil.

At this time, I’d like to turn the call over to Dave Slack to give you a historical perspective on Sterling’s financial performance. Dave.

David Slack:	Thanks Jim. The first thing I’d like to do is review the terms of the transaction.

Stratos will acquire Sterling Holding Company in a stock transaction for approximately 6.1 million shares of Stratos common stock valued at approximately $32 million based on today’s closing price of $5.29.

An additional consideration of 50,000 shares of Series B participating preferred stock with a face value of $5 million. Based on certain events and the performance of Stratos’ share price, the holders of the preferred can realize additional contingent value of up to $6.25 million.

We have used stock in this transaction in order to keep a solid cash position given the current uncertain business environment. The transaction is expected to close by the third quarter of our fiscal 2004.

As a result, we do not believe that this will have any impact on the previously issued guidance to the quarter ending July 31. At the present time, we are not providing guidance with respect to the expected pro forma financial results for the combined company subsequent to completion of the transaction.

Let me take a moment to discuss the historical results of Sterling. As mentioned in our press release, Sterling reported revenues of $39.5 million in the year ended December 31, 2002 generating operating income of $4.9 million, EBITDA of $5.5 million, and net income of $2.7 million for that period.

The company has a track record of profitability going back at least 10 years with positive gross margins, operating income, and EBITDA over that period. And, the company is also debt free.

As part of the transaction, Sterling shareholders will retain the majority of cash on its balance sheet. But, we have sufficient protection in the contract to assure that there will be enough working capital to support the business, the ongoing operations of the business.

So, although we are not currently providing guidance as to the current and future periods, we believe that Sterling’s track record of solid gross margins, which have generally ranging anywhere from 30% to the low 40’s during the past several years, operating profits, and positive EBITDA give us a good opportunity to improve our overall cash flow characteristics going forward.

So, I want to emphasize the fact that this will in no way delay our own recently discussed cost savings and consolidation plans. However, we’ll be working diligently on a solid integration plan to maximize the potential of the combined companies.

We have not quantified the exact amount of savings to be realized. But, we believe we may be able to increase revenues and achieve some cost savings from the transaction.

We expect this transaction will increase our scale giving us more critical mass to compete in markets where many see that as a key commitment of advantage and the opportunity to improve our ability to conserve cash and improve profitability and cash flow. Jim.

Jim McGinley:	Thank you, Dave. This acquisition provides a number of significant benefits to the Stratos shareholders. In support of our diversification strategy that begin over nine months ago, this combination with Sterling will accelerate our penetration into a number of new and attractive market segments for the company.

In addition, the new company will broaden its product offering and technology capabilities to better serve our shared customer base. Furthermore, Stratos shareholders will benefit by the combination with a company that has a long history with many first tier accounts and a high caliber management team focused on customer satisfaction and shareholder value.

And, finally, the company gains significant scale and revenues in cash flow with no additional debt and excellent shareholders strengthening its position as a standalone company.

At this time, I’d like to open up the call for questions. Thank you.

Operator:	At this time, I’d like to remind everyone, if you would like to ask question, please press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Your first question comes from (Jim Jungahun).

(Jim Jungahun):	Hi guys.

Jim McGinley:	Hi (Jim).

David Slack:	Hello.

(Jim Jungahun):	Some housekeeping here—was there any debt assumed, any cash assumed, net with however you want to present it? Any long-term lease obligations involved?

And, then secondly, if there were restructuring items, plant closures or, you know, some achieving some synergies—in what areas would you see those in, that would be number two?

And, then number three would be—any complimentary customers, maybe customers that you’re already selling flex circuits to? You mentioned Tellabs, but any other customers where you’ve sold into—where both companies have been selling into.

David Slack:	Okay, got all those written down?

Jim McGinley:	Yes, I’m sorry, the last one, (Jim)—could you just on the flex circuits, I’m sorry.

(Jim Jungahun):	Just complimentary customers—I mean, you mentioned that they sold into Tellabs, as you already did with, I think, the flex. Are there any other complimentary customers?

Jim McGinley:	Okay, I’ll take that one. But, I’ll let Dave address the first two questions on the finance side. Dave, do you want to go?

David Slack:	Okay, the—(Jim), I know you asked, where would you be looking for synergies relative to consolidation? I think, that, you know, we are proceeding on the consolidation activities that we had already identified.

As we get—launch into our integration team activities, we’ll be identifying what additional synergies are appropriate and can be achieved. We haven’t really identified those yet.

We’re certainly hopeful that we’ll find some. But, even so, just putting the two companies together, you know, there’s a lot of opportunity for revenue synergies and, you know, we’re going to be looking for operational synergies.

The first question, could you repeat that one more time, please?

(Jim Jungahun):	I think, it was basically on the balance sheet. What—you know, what did their balance sheet look like? Any debt assumed? Any long-term lease obligations that you might have to get out of, anything like that?

David Slack:	There’s no long-term lease obligations per se right now, that might change a little bit as they undergo some additional consolidation activities of their own. But, we’ll get into that at a later date. There’s no material of lease, long-term lease obligations. And, there is no debt on their balance sheet at this point.

(Jim Jungahun):	Okay.

David Slack:	And, (Jim), I think, a third question was relating to complimentary customers.

Jim McGinley:

Yes, (Jim), you had mentioned Tellabs. And, yes, there is some synergies there. In general, basically, in the telecom market, the same OEM’s accounts that were designed in on platforms or selling even today at the volumes are low, Trompeter has a long time history in working with those accounts, which would include the Lucents, the Nortels, and even the Ciscos, where both of us are working on programs.

So, there’s a lot of synergies in the telecom side from equipment standpoint. And, we would expect that opportunities going forward as we work on our integration to be uncovered, as well, in the military and broadcast video, as I mentioned.

(Jim Jungahun):	One follow up, if I could, and then I’ll be done.

Jim McGinley:	Sure.

(Jim Jungahun):	What did Sterling do during the peak? I mean, they had some telecom exposure, you know, $39.5 million last year. Did they—anyway you can give us some historic numbers, where it was significantly higher in 2000 and is the company currently growing?

Jim McGinley:	Yes, (Jim), you know, I think, we’re going to get more into that in the S-4. Clearly, they—Sterling’s revenues were more than twice what they are now at that point. But, I’d like to hold off on getting into any more specifics on that, if you could be patient with us, as we try to get our arms around it.

(Jim Jungahun):	That’s fine, thanks guys.

Jim McGinley:	Thanks (Jim).

David Slack:	(Jim).

Operator:	Again, if you would like to ask a question, please press star then the number one on your telephone keypad. You have a follow up question from (Jim Jungahun).

(Jim Jungahun):	Me again. On the Series B participating preferred, any idea—you mentioned it’s tied into the performance of the stock price. Any idea, you know, a significant amount of the additional value coming out of an earn out? Any way you can comment on that or (unintelligible) the hurdles, anything like that?

David Slack:	It’s not—it is not coming out of an earn out. It is strictly related to changes in our stock price. And, it’s, you know, there’s certain parameters—again, a lot of that detail will be in the proxy and the S-4.

But, as certain conditions are met and our stock price increases, there will be a pro rata increase in the amount of additional consideration to be paid up to a total of $11.25 million on that preferred.

(Jim Jungahun):	Okay, all right, I think that’s it. I, you know, it looks good on paper. So, congratulations, thanks.

Jim McGinley:	Thanks (Jim).

David Slack:	Thanks (Jim).

Operator:	At this time, there are no further questions.

Jim McGinley:	Okay, well thank you. This concludes our call. And, we will be still providing the quarterly updates. Thank you.

David Slack:	Thank you.

Operator:	Thank you for participating in today’s conference. You may now disconnect.

END